Filed by PartnerRe Ltd.
pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: AXIS Capital Holdings Limited
Commission File No.: 001-31721
Below is the text of an article that appeared in the publication “The Rock”:

Greg Haft, Head of Catastrophe

Congratulations on the recent announcement of the PartnerRe/Axis merger and on your appointment as Head of Catastrophe business for PartnerRe.

Thank you. I am excited about the appointment and about what we can do in the future as a combined entity.

Before the merger closes, will Willis Re broker access points remain the same?

All Willis Re broker access points remain the same prior to the transaction closing. Until that time, we must continue to conduct business as two separate entities. While I look forward to building on a combined balance sheet, for now we remain two strong competitors who are both looking to maintain or grow our own portfolios.

How will the merger with Axis benefit our clients and what comments have the rating agencies made on the proposed combined entity?

The PartnerRe/Axis merger significantly enhances our market position in reinsurance. We will become a top five global reinsurer and a leading a broker market reinsurer. Given the fast developing market environment, reinsurance buyers are increasingly looking for larger partners who can provide a broader range of products, greater capacity and solutions that allow them to efficiently access capital to grow their business.  The combined group’s financial strength and business expertise should be welcome positives to your clients. As brokers, you will benefit from a reinsurance market with strong underwriting capabilities and capital strength to provide meaningful solutions to your clients.

While I cannot comment on behalf of the rating agencies and their assessment process, history shows they always take a cautious approach to change and to varying extents, they have done so in this case. Following the announcement in January, S&P and AM Best put both companies on negative watch while Moody’s affirmed PartnerRe’s rating and put Axis on positive watch. Since then, on March 13, S&P has removed both companies from negative watch, confirming the current ratings of each.

Could you advise the impact of the acquisition on Axis/PartnerRe’s approach to managing third party reinsurance capital?

It is early in the integration process, but you’ve seen the appointment of Jay Nichols to Head of Strategic Business Development and Third Party Capital of the combined company. It is clear that this segment will be an important piece of the combined company’s puzzle. Both companies are moving forward individually in this arena in 2015 but the merger will continue this acceleration. While the strong expertise that is a hallmark of both companies will exist in the new entity, we’re looking forward to leveraging our combined capabilities and strengths to channel third party capital to deliver even more solutions to our client base.

What are the key areas of post merger growth?

I cannot really comment about the A&H, Life or the insurance areas, except that we are all excited about the opportunities that those areas present for growth. In terms of reinsurance, we are already known for our global reach and expertise, but what the combination of PartnerRe and AXIS will bring is the capability of providing more capital to support the business we’re in, or will write.

Specific to Catastrophe risk, how do you see the merger impacting our clients and our relationship with you as a combined entity?

 The merger will enable us, and not just in catastrophe business, to further increase and enhance the expertise, products, capacity and solutions that we can offer to clients. The combined entity will have a shareholders’ equity of nearly $13 billion and Cash and Investments of $33 billion. While we cannot discuss the combination of participation with our clients or brokers until the close of the deal, continuity of relationships with our clients is a priority for us.  We believe our strong balance sheet and long-term relationships with you and your clients put us in a good position to grow our partnerships for the future.

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval.  This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”).  In connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”).  This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216.  Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014.  Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Report on Form 8-K, which was filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements.  The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses.  These statements are only predictions based on current expectations and projections about future events.  There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•      failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•      the failure to consummate or delay in consummating the proposed transaction for other reasons;

•      the timing to consummate the proposed transaction;

•      the risk that a condition to closing of the proposed transaction may not be satisfied;

•      the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•      AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•      The ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•      the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate.  Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements.  Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.